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John Hancock Financial Services, Inc.

John Hancock Place                                LOGO
Post Office Box 111
Boston, Massachusetts 02117
(617) 572-9195
Fax: (617) 572-9161
E-mail: jhoodlet@jhancock.com

James C. Hoodlet
Vice President and Counsel

                                          January 26, 2006

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    RE:  John Hancock Life Insurance Company of New York
         Separate Account A
         File No. 811-4834
         Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

   Conveyed herewith via EDGAR for filing under the Securities Act of 1933 ("1933 Act"), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account A ("Registrant") relating to the Majestic Performance Variable Universal Life ("MajPerVUL") insurance policies to be offered by John Hancock Life Insurance Company (U.S.A.) ("John Hancock USA" or the "Depositor").

Background of the Enclosed Filing

   The purpose of this filing is to add the MajPerVUL prospectus to the Registrant's filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the MajPerVUL prospectus. The MajPerVUL policy and prospectus is similar to the Accumulation ("Accum") policy and prospectus issued by John Hancock USA. The separate account interests under the Accum policy are registered by John Hancock USA Separate Account A, under File Nos. 811-4834 and 333-85284. The material differences between the two filings are

   (i) the addition of the Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation and Business Opportunity Value portfolios, all of which are series of M Fund, Inc.,

   (ii) the addition of a second fixed account in the form of a high yield fixed account,

   (iii) the policy level fees and rider charges are different between the policies,

   (iv)   the current asset-based risk charge is tiered,

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   (v)    the addition of an Extended No-Lapse Guarantee Rider, an Optional
          Enhanced Cash Value Rider, and an Accelerated Benefit Rider,

   (vi) permitting the purchase of Supplemental Face Amount coverage at either a level amount of coverage or an amount of coverage that would increase each year up to a prescribed limit,

   (vii) Supplemental Face Amount coverage is made to expire upon the insured person's reaching age 121,

   (viii) limiting changes in the death benefit option to changes from Option 2 to Option 1,

   (ix) confirming that the suicide and incontestability provisions will apply from the effective date of any policy reinstatement, and

   (x) permitting reduction in Base Face Amount coverage prior to elimination of the Supplemental Face Amount.

Matters to be Completed by Pre-Effective Amendment

   Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

   In view of the similarities between this filing and the JH USA Accum filing as noted above, Registrant hereby requests selective review of this filing.

Request for Acceleration

   An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

   Please direct all questions to the undersigned at (617) 572-9197. Thank you.

                                                  Sincerely,

                                                  /s/ James C. Hoodlet
                                                  -----------------------------
                                                  Vice President and Counsel

Enclosure